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As filed with the Securities and Exchange Commission on September 7, 2006, (No.             )

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

McDONALD'S CORPORATION
(Name of Subject Company (Issuer))
 McDONALD'S CORPORATION
(Names of Filing Persons (Issuer and Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

580135101
(CUSIP Number of Class of Securities)

Gloria Santona
Corporate Executive Vice President,
General Counsel and Secretary
McDonald's Corporation
One McDonald's Plaza
Oak Brook, Illinois 60523-1900
(630) 623-3373
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Janet L. Fisher, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$824,848,154	$88,258.75

(1)
This valuation assumes the exchange of up to 16,539,967 shares of Chipotle Mexican Grill, Inc. ("Chipotle") class B common stock, par value $0.01 per share (the "Chipotle class B common stock"), for shares of McDonald's common stock, par value $0.01 per share ("McDonald's common stock"). Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $49.87, the average of the high and low sale prices of Chipotle class A common stock, par value $0.01 per share (the "Chipotle class A common stock"), on The New York Stock Exchange on August 31, 2006 and (ii) 16,539,967, the maximum number of shares of Chipotle class B common stock to be exchanged in the exchange offer. Because there is no trading market for Chipotle class B common stock, Chipotle class A common stock is believed to be the most appropriate measure of the value of the securities to be exchanged in this exchange offer for purposes of calculating the filing fee.

(2)
Such fee equals 0.0107% of the transaction value.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$88,258.75	Filing Party:	Chipotle Mexican Grill, Inc.
Form or Registration No.:	Form S-4,	Date Filed:	September 7, 2006
	Registration No. 333-137177
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by McDonald's Corporation ("McDonald's"), a Delaware corporation. This Schedule TO relates to the offer by McDonald's to exchange up to 16,539,967 shares of class B common stock, par value $0.01 per share ("Chipotle class B common stock") of Chipotle Mexican Grill, Inc. ("Chipotle"), a Delaware corporation, in the aggregate, for shares of McDonald's common stock, par value $0.01 per share ("McDonald's common stock"), upon the terms and subject to the conditions set forth in the Prospectus–Offer to Exchange, dated September 8, 2006 (the "Prospectus–Offer to Exchange") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Exchange Offer"). In connection with the Exchange Offer, Chipotle has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-137177) (as amended through the date hereof, the "Registration Statement") to register up to 16,539,967 shares of Chipotle class B common stock. The information set forth in the Prospectus–Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.    Summary Term Sheet.

        Reference is made to the information set forth in the Prospectus–Offer to Exchange under the headings "Summary—The Exchange Offer" and "Questions and Answers About the Exchange Offer," which is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   Reference is made to the information set forth in the Prospectus–Offer to Exchange under the heading "Summary—The Companies," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Prospectus–Offer to Exchange under the heading "Capitalization of McDonald's and Chipotle—McDonald's," which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Prospectus–Offer to Exchange under the heading "Market Prices and Dividend Information—Shares of McDonald's Common Stock and Dividends," which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The filing person is the subject company. Reference is made to the information set forth in the Prospectus–Offer to Exchange under the headings "Summary—The Companies" and "Security Ownership of Management of McDonald's—Management of McDonald's," which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   Reference is made to the information set forth in the Prospectus–Offer to Exchange under the headings "Questions and Answers about the Exchange Offer," "The Exchange Offer," "Spin-Off of Chipotle Common Stock," "U.S. Federal Income Tax Consequences" and "Comparison of Shareholder Rights," which is incorporated herein by reference.

        (b)   The Exchange Offer is open to all holders of McDonald's common stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of McDonald's Corporation who is a holder of shares of McDonald's common stock may participate in the Exchange Offer.

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Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   Reference is made to the information set forth under the headings "Director compensation," "Security ownership of management," "Summary compensation table" and "Stock options" in McDonald's Definitive Proxy Statement ("Proxy Statement") relating to its Annual Meeting of Shareholders, filed on April 7, 2006, and under the headings "Security Ownership of Management of McDonald's—Security Ownership of Management," and "Agreements Between McDonald's and Chipotle and Other Related Party Transactions" in the Prospectus–Offer to Exchange, which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   Reference is made to the information set forth in the Prospectus–Offer to Exchange under the heading "The Transaction—Reasons for the Exchange Offer," which is incorporated herein by reference.

        (b)   The shares of McDonald's common stock acquired by McDonald's in the Exchange Offer will be recorded as an acquisition of treasury stock.

        (c)   None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   Reference is made to the information set forth in the Prospectus–Offer to Exchange under the headings "Summary—The Exchange Offer" and "The Exchange Offer," which is incorporated herein by reference.

        (b)   Not applicable.

        (d)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   Reference is made to the information set forth in the Prospectus–Offer to Exchange under the heading "Security Ownership of Management of McDonald's—Security Ownership of Management," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Prospectus–Offer to Exchange under the heading "Security Ownership of Management of McDonald's—Recent Transactions in McDonald's Common Stock," which is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Reference is made to the information set forth in the Prospectus–Offer to Exchange under the heading "The Exchange Offer—Fees and Expenses," which is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   Reference is made to the information set forth in the Prospectus–Offer to Exchange under the headings "Summary—Comparative Per Share Data," "Summary—Selected Historical Financial Data For McDonald's and Chipotle" and "Where You Can Find More Information About McDonald's and Chipotle," which is incorporated herein by reference. The financial statements included as Item 8 and Exhibit 12 in McDonald's Annual Report on Form 10-K for the annual period ending December 31, 2005, as well as the financial statements and other financial information included as Part I—Item 1 and Exhibit 12 in McDonald's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, are incorporated herein by reference.

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        (b)   Not applicable.

Item 11.    Additional Information.

        (a)(1)    None.

        (a)(2)    Reference is made to the information set forth in the Prospectus–Offer to Exchange under the heading "The Exchange Offer," which is incorporated herein by reference.

        (a)(3)    Reference is made to the information set forth in the Prospectus–Offer to Exchange under the heading "The Exchange Offer," which is incorporated herein by reference.

        (a)(4)    Not applicable.

        (a)(5)    Not applicable.

        (b)   Reference is made to the information set forth in the Prospectus–Offer to Exchange, which is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)	Prospectus–Offer to Exchange, dated September 8, 2006 (incorporated by reference to Chipotle's Registration Statement on Form S-4 (File No. 333-137177), filed with the Securities and Exchange Commission on September 7, 2006 (the "Chipotle Registration Statement")).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to the Chipotle Registration Statement).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Chipotle Registration Statement).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Chipotle Registration Statement).
(a)(5)	Form of Letter to Clients for Use by Brokers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Chipotle Registration Statement).
(a)(6)	Form of Notice of Withdrawal (incorporated by reference to the Chipotle Registration Statement).
(h)	Opinion of Cleary Gottlieb, Steen & Hamilton LLP (incorporated by reference to the Chipotle Registration Statement).

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006

McDONALD'S CORPORATION
By:	/s/ MATTHEW H. PAULL
Name:	Matthew H. Paull
Title:	Corporate Senior Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.
(a)(1)	Prospectus–Offer to Exchange, dated September 8, 2006 (incorporated by reference to Chipotle's Registration Statement on Form S-4 (File No. 333-137177), filed with the Securities and Exchange Commission on September 7, 2006 (the "Chipotle Registration Statement")).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to the Chipotle Registration Statement).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Chipotle Registration Statement).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Chipotle Registration Statement).
(a)(5)	Form of Letter to Clients for Use by Brokers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Chipotle Registration Statement).
(a)(6)	Form of Notice of Withdrawal (incorporated by reference to the Chipotle Registration Statement).
(h)	Opinion of Cleary Gottlieb Steen & Hamilton LLP (incorporated by reference to the Chipotle Registration Statement).

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
EXHIBIT INDEX